July 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Erin Jaskot
Patrick Kuhn
Joel Parker

Re:	Gamer Pakistan Inc.
Draft Registration Statement on Form S-1
CIK No. 0001948884

Dear Ladies and Gentlemen:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are providing this leter in response to the comments of the staff of the U.S. Securities and Exchange Commision’s Division of Corporation Finance (“Staff”) contained in its letter dated June 22, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1 confidentially submitted on June 6, 2023 (the “Draft Registration Statement”).

The Company concurrently is filing herewith the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Registration Statement marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in bold.

Amendment No. 3 to Draft Registration Statement on Form S-1 Cover Page

1.
Please disclose on the outside front cover page of the prospectus the price at which the selling shareholders will sell their shares. We note your disclosure elsewhere that selling stockholders may sell the resale shares at prevailing market prices or privately negotiated prices after close of the offering and listing of your common stock on Nasdaq. Please disclose, if true, that selling shareholders will not make any sales until your shares are listed on a national securities exchange, such as Nasdaq, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, or if they do, such sales will be made at a fixed price (and disclose such price) until such listing or quotation.

We have revised the cover page to discuss the price at which the selling stockholders may sell their shares and that they will not make any sales until the Company’s shares are listed on Nasdaq.

Prospectus Summary, page 1

2.
Where you discuss the agreement between IUCPSS and ESP here and elsewhere throughout the registration statement, please clarify what it means that it is an exclusive right to exploit and monetize sports and esports. If the agreement is essentially a license agreement to use certain logos, etc., please clearly state this. Please clarify, if accurate, that IUCPSS does not compensate you, K2 Gamer, or ESP under the agreement, and that the agreement is not related to the events or championships you have participated in. Please also clarify your precise role in such championships, as we note that these events were not revenue-generating events for you. Please clarify what it means that you "organized and conducted" such events. Similarly, please indicate the significance of the events, ESP-Member partner universities, and ESP-IUCPSS member universities listed on pages 37-41. Based on the disclosure, your involvement in the events listed is unclear. In addition, it is unclear how the "Logo Agreements" listed relate to your business.

We have clarified that the exclusive rights relate to the rights held by IUCPSS, have identified the agreement as a license, that IUCPSS provides non-monetary assistance but no cash compensation, and that ESP and K2 Gamer have organized and conducted university esports tournaments. We have clarified what “organized and conducted” entails. The lists you refer to indicate the universities that have signed agreements. Logo agreements that enable ESP and/or K2 Gamer to create and utilize logos for universities or teams can generate revenue for them.

3.
We note your response to comment 5 and reissue in part. We acknowledge the disclosure added to page 7 of the registration statement, but please also disclose whether you expect that your existing cash balances, not including the expected proceeds of this offering, will be sufficient to meet working capital and capital expenditure needs for the next twelve months.

We have clarified that without the proceeds from this offering we do not believe that the company can continue as a going concer for the next 12 months. We also have clearly stated in several relevant locations that no revenues have been generated to date, and have indicated the amount of the company’s accumulated deficit.

4.
We note your response to comment 6 and reissue. The citation has not been changed, please provide a new citation, or otherwise clarify how Management concludes that Pakistan is the largest and fastest growing esports market in the world.

We have provided a new citation that supports the statement made, which statement has been modified. We believe it is now clear in the prospectus that Gamer Pakistan itself has not conducted any activities, which have been conducted by ESP and K2 Gamer. We also have modified the disclosure regarding the acquisition of 90% of the stock of K2 Gamer by Gamer Pakistan to indicate that the Securities and Exchange Commission of Pakistan approved the transfer on July 10, 2023. As of that date K2 Gamer became 90% owned by Gamer Pakistan.

5.
We note that in response to comment 31 you indicate that K2 Gamer did not generate any revenue for the year ended December 31, 2022. We also note that you intend to conduct your operations through both K2 Gamer and ESP. Please clearly indicate here, and elsewhere as appropriate, that neither K2 Gamer nor ESP have generated revenue to date, if accurate. Please indicate the reason for your proposed acquisition of K2 Gamer given that it does not have revenue generating operations.

We have clarified that neither K2Gamer nor ESP has generated any revenue to date.

6.
We note your response to comment 35. However, it continues to remain unclear which activities were conducted by Gamer Pakistan versus K2 Gamer. Please tell us what activities Gamer Pakistan has conducted to date, if any. For example, please tell us whether the 27 championships held between November 2021 and November 2022 were conducted by Gamer Pakistan or K2 Gamer, and revise your disclosure throughout the prospectus to make this clear. If Gamer Pakistan has not conducted any activities to date, please clearly disclose this up front in the Summary, and elsewhere as appropriate. Please also revise throughout to clearly present the company's current relationship with K2 Gamer and ESP. We note, for example, that some of your disclosure suggests that you have already obtained rights from ESP, while your disclosure on page 13 says that your business prospects depend upon the strength of rights obtained from ESP, which suggests that you have not yet obtained such rights. In addition, your disclosure states that you "have focused on having K2 Gamer and/or ESP enter into agreements with universities...," which suggests that you have some control over the activities of K2 Gamer and ESP. Please indicate any overlap in the management or ownership of Gamer Pakistan, K2 Gamer, and ESP.

We have clarified that no activities have been conducted by Gamer Pakistan itself. As noted above, we also have clarified that the acquisition of 90% of K2 Gamer became effective on July 10, 2023, which resulted in ESP being an affiliate of Gamer Pakistan as well, and have indicated the overlap in management.

Risks Related to Our Common Stock, page 20

7.
We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

We have added a risk factor related to the matters set forth in this comment.

Use of Proceeds, page 23

8.
We note your response to comment 15 and reissue in part. Please include in footnote 4 additional details on the terms of the loan or a cross-reference to where such additional details can be found.

The Use of Proceeds table includes footnotes as to where the agreements referred to and the SII loan are described.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital, page 27

9.
Please address the following:
●
Clarify what periods your tabular disclosure on page 27 relates to and tell us how it reconciles to your statements of cashflows.
●
You state that as of March 31, 2023, you had $231,902 in working capital. You appear to have a working capital deficit for this period. Revise or explain your calculation.

We have revised the tabular disclosure and corrected the statement regarding working capital.

Government Regulation, page 43

10.
We note your response to comment 19 and reissue in part. Please disclose the specific existing and probable laws and regulations that are material to an understanding of the business. We note that your current disclosure refers to "various" Pakistani and international rules and regulations. In addition, you refer to potential future rules and laws that may ban esports without specifying what jurisdiction these new rules may come from or their current status.

We have modified the disclosure to clarify that there are no current or likely regulations material to the understanding of the company’s business, and that no jurisdiction is considered likely at this time to ban esports.

Material Agreements, page 43

11.
Please file the ESP/IUCPPS Agreement as an exhibit to the registration statement.

This agreement will be filed as an exhibit and is listed as an exhibit to be filed.

Agreement with Pixel Colony, LLC, page 44

12.
Please explain what the "GAMER Core Platform" is and how it relates to your business. Please also disclose the material terms of the agreement, such as the obligation to make payments under the agreement. For example, please indicate if there is a minimum payment amount that is guaranteed. In this regard, we note that you are using $1.2 million of proceeds from the offering for payments under this agreement.

We have added an explanaton of the platform and how it relates to the company’s business. The principal terms of the agreement are described.

Management, page 45

13.
We note your response to comment 21 and reissue. Seeing as your disclosure states that cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure. If no specialized process for cybersecurity risks exists, please disclose as much.

We do not consider the oversight of the company’s cybersecurity risk management to be necessary at the Board level. Other than as part of its overall supervision of the Company and its business. The relevant officers and.or employees will oversee the Company’s cybersecurity risk management. This modern risk is a risk for virtually every public company.

14.
We note your response to comment 22 and reissue in part. Please ensure that the description of business experience covers the past five years. As one example only for illustration purposes, Michael Lang's bio does not clearly describe his business experiences for the past five years. As a related matter, we note the inclusion of multiple "?"s in the bio of Jim Knopf, we believe this to be a typo or typeface error. Refer to Item 401 of Regulation S-K.

We have revised the bio for Michael Lang and delted the inadvertent “?”s in the bio of Jim Knopf. We believe this section now complies with Item 401 of Regulation S-K.

Certain Related Party Transactions, page 52

15.
We note your response to comment 23 and reissue. Please include disclosure on a transaction-by-transaction basis for all transactions covered by Item 404(d)(1) of Regulation S-K. In particular, please ensure that you disclose the approximate dollar value of the amount involved in the transactions, and in the case of indebtedness the largest aggregate amount of principal outstanding during the period for which disclosure is provided. Refer to Items 404(a)(3)-(5) of Regulation S-K, as incorporated by Item 404(d)(1) of Regulation S-K.

We have expanded our disclosure to provide the required disclosure for each transaction.

16.
We note your response to comment 24 and reissue. Please provide disclosure as to the material agreements in this section, as you have done in response to comment 20.

We have expanded our disclosure to provide the required disclosure for each transaction.

17.
We note your disclosure on page 42 that the CEO of K2 Gamer, Muhammad Jamal Qureshi, is providing you office space free of charge with no lease. Please ensure that this relationship, and its monetary value, is properly disclosed in this section.

We have modified this disclosure to reflect the relationship and monetary value.

18.
We note your disclosure on pages 28 and F-16 that you have received an undocumented loan of $75,000 from a related party stockholder. Please ensure this transaction is disclosed in this section.

We have added disclosure regarding this transaction.

Underwriting

Discounts and Expenses, page 64

19.
We note your response to comment 26 and reissue. We believe that the correction to the S-1 has not yet been made as the disclosure still states "$4.60." Please correct to "$3.60" or advise us otherwise.

We have corrected the amount.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

20.
We note your response to comment 28. Please make arrangements with your independent public accounting firm for them to revise their report to remove the notation that it is a draft report.

The independent public account firm has revised their report to remove the “draft report” notation.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)